UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03025919

Form 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-9052

A. Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL INC.
1065 Woodman Drive
Dayton, Ohio 45432

KPMG

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

To the Participants and Administrator of
The Dayton Power and Light Company
Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The accompanying financial statements of The Dayton Power and Light Company Employee Savings Plan as of December 31, 2001, were audited by other auditors whose report thereon dated June 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, and the schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2080 Kettering Tower
Dayton OH 45423
Telephone (937) 331 2100
Facsimile (937) 331 2101

Report of Independent Auditors

To the Participants and Administrator of
The Dayton Power and Light Company Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dayton Power and Light Company Employee Savings Plan (Non-Union Employees) (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 25, 2002

The Dayton Power and Light Company
Employee Savings Plan (Non-Union Employees)
Statement of Net Assets Available for Benefits

	At December 31, 2002	2001
ASSETS		
Investments at Fair Value:		
Equity Index 500 Fund *	$ 6,338,383	$ 8,878,423
Equity Income Fund *	5,252,622	6,569,272
DPL Inc. Common Stock Fund *	4,007,986	7,002,238
New Horizons Fund *	3,622,870	5,091,297
Prime Reserve Fund *	2,464,114	2,518,459
Blue Chip Growth Fund *	1,913,253	2,696,679
Spectrum Income Fund	677,684	453,291
International Stock Fund	381,632	475,428
Total Investments	24,658,544	33,685,087
Receivables:		
Accrued Participant Contributions	62,238	212,137
Net Assets Available for Benefits	$ 24,720,782	$ 33,897,224

* Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company
Employee Savings Plan (Non-Union Employees)
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002	2001
Investment Income / (Loss):		
Net Appreciation/(Depreciation) in Fair Value of Investments		
Equity Index 500 Fund	$ (1,939,283)	$ (1,490,759)
Equity Income Fund	(1,013,843)	(282,883)
DPL Inc. Common Stock Fund	(2,247,239)	(2,783,720)
New Horizons Fund	(1,320,598)	(384,258)
Prime Reserve Fund	-	-
Blue Chip Growth Fund	(625,435)	(516,597)
Spectrum Income Fund	10,859	(6,566)
International Stock Fund	(87,513)	(228,412)
Interest/Dividends	620,942	1,050,700
Net Investment Loss	(6,602,110)	(4,642,495)
Employee Contributions (Note 4)	1,512,771	2,049,257
Employer Contributions (Note 4)	31,466	85,834
	(5,057,873)	(2,507,404)
Benefits Paid to Participants	(4,202,106)	(8,634,581)
Transfers to the Plan (Note 4)	83,537	294,220
Net Decrease	(9,176,442)	(10,847,765)
Net Assets Available for Benefits:		
Beginning of year	33,897,224	44,744,989
End of year	$ 24,720,782	$ 33,897,224

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company
Employee Savings Plan (Non-Union Employees)
Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - Plan Description:

The Dayton Power and Light Company Employee Savings Plan (the "Plan"), effective January 1, 1985, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the "Company") to provide eligible non-union employees of the Company and certain affiliated companies with a 401(k) plan. An eligible employee may execute a salary deferral agreement directing the Company to contribute to the Plan on behalf of the employee up to 15 percent (in whole percentages) of regular compensation. In addition, the participant may contribute up to 15 percent (in whole percentages) of incentive compensation. Both salary deferral and incentive compensation contributions are subject to certain Internal Revenue Service ("IRS") limitations. Also, participants may elect to direct a fixed Company-paid amount into the Plan. All employee and employer contributions to the Plan are 100% vested. The Company may match employee contributions made to the Plan on or after January 1, 1993, with shares of stock of the Company's parent, DPL Inc., held in the DPL Inc. Employee Stock Ownership Plan ("ESOP"), adopted on October 8, 1992. In general, participants are eligible for lump-sum payments upon termination of their employment and the submission and subsequent approval of an application for benefits. Earlier distributions can occur for a Qualified Domestic Relations Order, death and disability. Otherwise, distribution must occur within 60 days after the plan year in which the later of one of the following events occur: 65th birthday if already left the Company, 10th anniversary of participation if already left the Company or termination after age 65. Participants are allowed to take distributions during employment if older than 59 1/2 and/or for a hardship as defined in the Plan documents.

Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Note 2 - Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Benefit payments are recorded when paid.

Investment Valuation

Investments are valued at fair value using quoted market prices.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC"). The Plan received a determination letter from the IRS dated August 11, 1995, indicating the Plan is so qualified. See Note 7 –regarding plan amendments.

Related Party Transactions

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2002 and 2001, such purchases were $2,407,637 and $4,183,698, respectively, and such sales totaled $3,555,016 and $8,715,173 respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock (the DPL Inc. Common Stock Fund). During the years ended December 31, 2002 and 2001, purchases of DPL Inc. common stock were $580,272 and $1,849,278, respectively, and sales of DPL Inc. common stock totaled $1,327,643 and $2,381,099, respectively.

Note 3 - Priorities Upon Termination of the Plan:

Although the Company expects that the Plan will continue indefinitely, it reserves the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible, but no later than 15 days after the related payroll deductions. At year end, contributions withheld by the Company but not yet paid into the Plan are recorded as receivables because the contributions are not credited to the individual investment funds until after year end. Employer contributions result from a benefit option where employees may elect to direct Company-paid amounts to the Plan or other benefit plans.

In 2002 and 2001, there were transfers of $83,537 and $294,220, respectively, between the Employee Savings Plan for Collective Bargaining Employees and the Plan. These transfers reflect the movement of savings for employees who have changed union and non-union status.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and trusteed by T. Rowe Price. The fees incurred in the administration of the Plan are paid by the Company and include the trustee's compensation, expenses, and any broker's fees incurred by the trust.

Note 6 - Benefits:

Benefit obligations to participants who have withdrawn from the Plan were $0 and $196,068 at December 31, 2002 and 2001, respectively. These amounts are reflected as liabilities in the Plan's Form 5500.

Note 7 – Plan Amendment:

Effective January 1, 2002, the Plan was changed to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 and to convert the portion of the Plan invested in the DPL Inc. Common Stock Fund into an Employee Stock Ownership Plan. The Plan revisions also allow employees a choice between dividend reinvestment and dividend payment on their Employee Stock Ownership Plan account. An IRS determination that the portion of the Plan invested in the DPL Inc. Common Stock Fund is an Employee Stock Ownership Plan under the IRC was received on February 11, 2003.

The Dayton Power and Light Company
Employee Savings Plan (Non-Union Employees)
Schedule of Assets Held (at end of year)

Party-in Interest (a)	Identity of Issuer (b)	Description of Investment (c)	Current Value (e)
*	T. Rowe Price Associates Inc.	Equity Index 500 Fund	$6,338,383
*	T. Rowe Price Associates Inc.	Equity Income Fund	5,252,622
*	DPL Inc.	DPL Inc. Common Stock Fund	4,007,986
*	T. Rowe Price Associates Inc.	New Horizons Fund	3,622,870
*	T. Rowe Price Associates Inc.	Prime Reserve Fund	2,464,114
*	T. Rowe Price Associates Inc.	Blue Chip Growth Fund	1,913,253
*	T. Rowe Price Associates Inc.	Spectrum Income Fund	677,684
*	T. Rowe Price Associates Inc.	International Stock Fund	381,632
			$24,658,544

Note: Column (d) has been omitted, as it is not applicable.

This schedule includes those assets required to be reported under the Employee Retirement Income Security Act of 1974 Section 2520.103-11 and Form 5500 Schedule H Item 4(i).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company
Employee Savings Plan
(Name of Plan)

Date June 27, 2003

Caroline Muhlenkamp
Group Vice President and Interim Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company

EXHIBIT INDEX

The exhibits filed or furnished as part of this Annual Report on Form 11-K are:

23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of KPMG LLP
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

117000.1

Exhibit 23.1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.033-63105) of DPL Inc. of our report dated June 25, 2002 relating to the financial statements of The Dayton Power and Light Company Employee Savings Plan (Non-Union Employees), which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Dayton, Ohio
June 27, 2003

KPMG

Exhibit 23.2

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Consent of Independent Auditors

The Board of Directors
DPL Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No.033-63105) of DPL Inc. of our report dated June 26, 2003, relating to the financial statements of The Dayton Power and Light Company Employee Savings Plan as of and for the year ended December 31, 2002, and related supplemental schedule, which appear in the December 31, 2002 annual report on Form 11-K of DPL Inc.

KPMG LLP

Kansas City, Missouri
June 27, 2003

Exhibit 99.1

The Dayton Power and Light Company
Employee Savings Plan

CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officers of DPL Inc. and The Dayton Power and Light Company, the issuer of the securities held pursuant to, and the sponsor of, The Dayton Power and Light Company Employee Savings Plan (the "Plan") hereby certify, to their knowledge, that the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002, which this certificate accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained therein fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Stephen F. Koziar, Jr.
President and Chief Executive Officer
DPL Inc. and The Dayton Power and Light Company

Caroline Muhlenkamp
Group Vice President and Interim Chief Financial Officer
DPL Inc. and The Dayton Power and Light Company

Dated: June 27, 2003

116923.1